U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Lawson, Fred R
   2101 Cochran Road
   Maryville, TN USA 37803
2. Date of Event Requiring Statement (Month/Day/Year)
   8/25/98
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   BankFirst Corporation BKFR
Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   President and CEO
If Amendment, Date of Original (Month/Year)

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 Table I -- Non-Derivative Securities Beneficially Owned
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |2580                  |I               |Trust                                          |
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Common Stock                               |500                   |I               |Spouse                                         |
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Common Stock                               |7390                  |D               |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Beneficially Owned                                                                              |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship:        |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
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Convertible Preferred   |8/25/98  | [1]     |Common Stock           |54289    | [2]      |D            |                           |
Stock                   |         |         |                       |         |          |             |                           |
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Common Stock Option Plan|12/31/93 |12/31/03 |Common Stock           |165980   |3.72      |D            |                           |
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Common Stock Option Plan|3/14/95  |3/14/05  |Common Stock           |1545     |6.47      |D            |                           |
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Common Stock Option Plan|3/14/95  |3/14/05  |Common Stock           |7720     |6.47      |D            |                           |
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Common Stock Option Plan| [3]     |12/31/06 |Common Stock           |125000   |6.96      |D            |                           |
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Common Stock Option Plan| [4]     |1/25/07  |Common Stock           |31250    |7.68      |D            |                           |
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Common Stock Option Plan| [5]     |3/21/07  |Common Stock           |3125     |7.68      |D            |                           |
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Common Stock Option Plan| [6]     |1/2/08   |Common Stock           |10000    |8.8       |D            |                           |
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
Explanation of Responses:
1. Convertible Preferred Stock Does Not Have a Maturity Date
2. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares
3. Option granted 12/31/96 and vests 20% each year for 5 years
4. Option granted 1/25/97 and vests 20% per year
5. Option granted 3/21/97 and vests 20% per year
6. Option granted 01/02/98 and vests 20% per year


SIGNATURE OR REPORTING PERSON

DATE